As filed with the Securities and Exchange Commission on February 19, 2008

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated February 15, 2008

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B
 Stockholm
Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

This Report on Form 6-K contains the Year-end report of AB Svensk Exportkredit (SEK), dated February 15, 2008.

SEK hereby incorporates this Report on Form 6-K by reference in Registration Statement no. 333-131369 filed by SEK with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

Year-end report

• Core profit for 2007 amounted to Skr 533.6 million (538.1)

• Operating profit (IFRS) amounted to Skr 506.9 million (501.3)

• The volume of new customer financial solutions was Skr 56.8 billion (63.9)

• Very successful borrowing of Skr 108.0 billion (61.3)

2007	Financial Period 01/01/07 - 31/12/07 May be downloaded from www.sek.se

Report description
The company has published other reports besides the present press release, such as a company presentation and a report on business activities in 2006.

All reports may be viewed at www.sek.se.

SEK’s assignment

SEK provides financial solutions for companies, the public sector, financial institutions and national and international investors. Our assignment is to facilitate access to financial solutions for export and infrastructure. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

	December 31,		December 31,		December 31,
	2007		2007		2006
Amounts (other than %) in mn	USD (4)		Skr		Skr
Results
Core Earnings (1)	83		533.6		538.1
Pre-tax return on equity (Core Earnings) (2)	12.7%		12.7%		14.1%
After-tax return on equity (Core Earnings) (2)	9.2%		9.2%		10.2%

Operating profit (IFRS) (3)	78		506.9		501.3
Pre-tax return on equity (IFRS) (2)	11.9%		11.9%		12.6%
After-tax return on equity (IFRS) (2)	8.6%		8.6%		9.1%

Customer operations
New customer financial transactions	8,786		56,826		63,933
of which offers for new credits accepted by borrowers	8,217		53,143		56,923
Credits, outstanding and undisbursed	20,370		131,741		112,975

Borrowing
New long-term borrowings	15,935		107,970		61,278
Outstanding senior debt	41,662		269,452		215,250
Outstanding subordinated debt	470		3,040		3,105

Total assets	45,962		297,259		245,215

Capital
Capital adequacy ratio, including Basel-I-based additional requirements	8.9	%(6)	8.9	%(6)	n.a.	(7)
Capital adequacy ratio, excluding Basel-I-based additional requirements	17.1	%(5)	17.1	%(5)	13.8	%(7)
Adjusted capital ratio adequacy, excluding Basel-I-based additional requirements	18.5	%(5)	18.5	%(5)	15.0	%(7)

The definitions of the Financial Highlights are included in Note 12.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relates to the Consolidated Group. The international code for the Swedish currency, SEK is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions amounts refer to those as at 31 December, and in matters of flows, amounts refer to the 12-month which ended on 31 December. Amounts within parentheses refer to the same date or period, respectively, in matters concerning positions and the same period in matters of flow as the preceding year.

AB Svensk Exportkredit (SEK), Swedish corporate identity number 556084-0315, with its registered office in Stockholm, Sweden, is a public company as defined in the Swedish Companies Act. In some instances, a public company is obliged to add ‘(publ)’ to its company name.

CUSTOMER ACTIVITY

Broadened business activities

SEK has successfully broadened its product offer during the year and completed a large number of transactions. Of total lending, export credits and loans to companies increased in particular, amounting together to Skr 33.8 billion compared with Skr 27.7 billion last year. The Export Loan, designed for small and medium-sized companies, was launched and two new business areas, Trade Finance and Customer Finance, were started.

The Swedish export industry was very strong during the year and SEK completed a large number of transactions. The volume of new customer financing solutions was Skr 56.8 billion in 2007, which is the second highest figure ever achieved.

Of total lending, export credits and loans to companies increased in particular, amounting together to Skr 33.8 billion compared with Skr 27.7 billion last year. The outstanding volume of offers at the end of the year was Skr 45.6 billion (25.8 billion).

SEK provided large volumes of credits to the export industry during the year in the form of export credits, project financings, leasing agreements, bilateral credits, as well as other types of tailor-made financial solutions. SEK has also broadened its product offer and attracted several new customers. The decision was taken to start two new business areas — Trade Finance and Customer Finance. SEK now has staff stationed in Singapore in order to better support the Swedish trade and industry’s presence in Asia. SEK has furthermore strengthened its potential of offering customers financing in local currency.

Together with ALMI, the Swedish Exports Guarantee Board (EKN), the Swedish Trade Council and the Swedish Fund for Industrial Cooperation with Developing Countries (Swedfund), SEK has created what is known as the Export Loan, which has been specially developed for small and medium-sized companies. The Export Loan is now available to the market via ALMI’s offices.

SEK has also been involved in a number of infrastructure and technical projects with the objective of improving the environment, and SEK entered into an agreement with the Nordic Environment Finance Corporation (Nefco) during the year.

SEK’s securities company, SEK Securities, strengthened its market position during the year. SEK Securities has been appointed dealer for a number of Swedish loan programs, and has arranged a large number of bond loans with long tenors in various currencies for SEK’s customers.

SEK’s consultancy business were also active in the market during the year. Assignments concerned both international projects and Swedish companies.

New customer financing solutions
(Skr billion)

	Jan-Dec, 2007	Jan-Dec, 2006
Export credits	18.0	18.6
Other loans to exporters	9.6	6.0
Loans to other companies	6.2	3.1
Lending to the public sector	10.7	15.8
Lending to the financial sector	8.6	13.4
Syndicated customer transactions	3.7	7.0
Total	56.8	63.9

CAPITAL SUPPLY

Stable borrowing provides security for SEK’s customers

SEK was very successful with its borrowing in 2007 despite an uneasy and turbulent market. Skr 108.0 billion was borrowed during the year, representing an increase of Skr 46.7 billion compared with last year. Among other items, SEK issued for the first time a ten-year global bond loan of 1.25 billion US dollars.

SEK’s long-term borrowing amounted to Skr 108.0 billion in 2007, representing an increase of Skr 46.7 billion compared with last year and is the largest volume that SEK has borrowed in a one-year period. A total of more than 800 transactions were completed, which is also a record. The stable borrowing is very important to enable SEK to provide its customers with attractive, long-term financial solutions even during times of unease in the world’s credit markets, which was realised in the second half of the year. The credit anxiety that arose in the US mortgage market spread, and has also affected the capital market. SEK has strengthened its market position and has once again proven to be a stable and reliable financial partner for the Swedish export industry.

A number of large issues were completed during the year. SEK carried out a total of five global issues in US dollars, including for the first time a ten-year global bond loan of 1.25 billion US dollars. SEK also issued its first so-called Maple Bond with a volume of 300 million Canadian dollars and with a tenor of twelve years. In addition, SEK issued a number of public bonds, including a three-year bond loan of 1 billion euros, which was the largest individual borrowing in SEK’s history. The strategy has been to diversify both the investor base and the borrowing products. Particular focus has been placed on increasing the proportion of private individuals in the investor base.

SEK entered into an agreement during the year to participate as first issuer in a new platform, ELEMENTS, for the trading of bonds oriented towards private individuals in the United States. The bonds may be purchased and sold on an American stock exchange via brokers. The first transactions were performed in the second half-year.

Japan has continued to be an important market for SEK and interest has been strong from both commercial players and private individuals, to whom SEK offers so-called Uridashi bonds.

SEK worked actively with Investor Relations in 2007 and approached investors in many of the largest markets, including in the United States, Canada, London and Asia.

Comments to the financial accounts

INCOME STATEMENT
Performance measurement and return on equity
(Skr mn)
	Jan-Dec, 2007	Jan-Dec, 2006
Core Earnings	533.6	538.1
Change in market valuation according to IFRS (Note 2)	-26.7	-36.8
Operating profit (IFRS)	506.9	501.3
Pre-tax return on equity (Core Earnings)	12.7%	14.1%
After-tax return on equity (Core Earnings)	9.2%	10.2%
Pre-tax return on equity (IFRS)	11.9%	12.6%
After-tax return on equity (IFRS)	8.6%	9.1%

In 2007 SEK is for the first time presenting its result in accordance with IFRS. SEK discloses Core Earnings, which is operating profit before certain market valuation effects, and operating profit (IFRS), which is operating profit after certain market valuation effects. Further SEK shows return on equity based both on Core Earnings and operating profit (IFRS). Based on its experience and knowledge of the functioning of SEK’s economic hedging, management believes that Core Earnings better than operating profit (IFRS) reflects the effect of the economic hedge relationships on SEK’s activities. The reason is that Core Earnings exclude valuation effects on items that according to IFRS have to be accounted for at market value even though they are economically hedged.

Core Earnings

Core Earnings amounted to Skr 533.6 million (538.1), a decrease of 1 percent. The decrease in Core Earnings was mainly related to a decrease in net result of financial transactions related to unrealized losses in the trading portfolio.

Operating profit (IFRS)

Operating profit (IFRS) amounted to Skr 506.9 million (501.3), an increase of 1 percent. Included in operating profit (IFRS) are market valuation effects amounting to Skr -26.7 million (-36.8) compared to Core Earnings. The effects are mainly related to the mismatch that arises in the operating profit (IFRS) that requires certain items to be valued at market while corresponding items are measured at amortized cost.

Net profit

Net profit amounted to Skr 353.0 million (355.5).

Net interest earnings

Net interest earnings totaled Skr 833.1 million (793.0), an increase of 5 percent. The increase was due to increased average volumes in interest bearing securities.

The average volume of debt-financed assets (including credits in the S-system) totaled Skr 234 billion (201), an increase of 16 percent. The average margin on such volume was 0.28 percent p.a. (0.30), a decrease of 7 percent. The decrease in average margins was due to decreased margins in the liquidity portfolio as well as in the credit portfolio. During the fourth quarter the margins have increased somewhat, mainly due to lower borrowing costs.

Net results of financial transactions

In Core Earnings net results of financial transactions totaled Skr 2.4 million (28.9). The decrease was mainly due to unrealized valuation effects in the trading portfolio amounting to Skr -39.1 million (3.1), which however was counteracted by an increase in realized gains in repurchased debt, etc., amounting to Skr 41.5 million (25.1). Unrealized valuation effects in the trading portfolio are related to the change in credit spreads mainly during the third quarter, but to some extent also during the fourth quarter, due to the turbulent market conditions. The assets in the trading portfolio, with an average remaining maturity of less than two years, are considered to be of high quality and material realized losses are not expected in the portfolio.

In the operating profit (IFRS) additional valuation effects are added amounting to Skr -26.7 million (-36.8) related to other items in the balance sheet (see table above and Note 2).

Other

Administrative expenses totaled Skr 284.0 million (254.0), an increase by 12 percent. Administrative expenses include a cost for the general incentive system amounting to Skr 17.7 million (2.8).

The increase is also related to increased costs related to new regulations and to expanding business activities. Among others, two new business areas have been established during the latter part of the year, SEK Trade Finance and SEK Customer Finance.

No credit losses were incurred (0.0).

BALANCE SHEET

Total Assets and Liquidity

Higher volumes of assets are recognized in the balance sheets mainly due to the fact that all derivatives under IFRS are carried at fair value while previously mainly carried at amortized costs. The gross value of certain balance sheet items, which effectively hedge each other, primarily the items derivatives (assets or liabilities) and senior securities issued, is to some extent uncertain. There is however, no such uncertainty with regard to the value of net assets. (Note 7.)

SEK’s total assets at year-end increased to Skr 297.3 billion (y-e: 245.2), an increase by 21 percent.

The total amount of credits outstanding and credits committed though not yet disbursed increased to Skr 131.7 billion at year-end (y-e: 113.0), which was an increase by 16 percent. Of such amount Skr 109.3 billion (y-e: 91.1) represented credits outstanding, an increase by 20 percent. Of credits outstanding, Skr 8.8 billion (y-e: 9.1) represented credits in the S-system.

The aggregate amount of outstanding offers for new credits totaled Skr 45.6 billion (y-e: 25.8) at year-end, an increase by 77 percent.

The aggregate volume of funds borrowed and shareholders’ funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. Accordingly, all credit commitments are funded through maturity.

There were no major shifts in the breakdown of SEK’s counterparty risk exposures. Of the total risk exposure 66 percent (y-e: 67) were against banks, mortgage institutions and other financial institutions; 19 percent (y-e: 19) were against highly rated OECD states; 7 percent (y-e: 8) were against local and regional authorities; and 8 percent (y-e: 6) were against corporations. SEK’s exposures towards derivative counterparties are very limited compared with the volume of derivatives shown as assets since most derivatives are subject to collateral agreements.

See table Counterparty Risk Exposures.

Changes in fair value recognized directly in equity

Changes in fair value recognized directly in equity amounted to Skr -107.2 million (-70.6) after tax, of which Skr -64.3 million (6.9) was related to available-for-sale securities and Skr -42.9 million (-77.5) was related to derivatives in cash flow hedges.

Capital Adequacy

The capital adequacy ratio calculated according to Basel-II, Pillar 1, at December 31, 2007, was 17.1 percent before inclusion of effects related to the transitional rules. Inclusive of effects related to the transitional rules the capital adequacy ratio at December 31, 2007 was 8.9 percent (13.8 percent at December 31, 2006 according to the old regulations, Basel-I), of which the Tier-1-ratio was 6.5 percent (9.4 percent at December 31, 2006, according to the old regulations, Basel-I). The main reason for the decline was that reclassification of assets in the balance sheet has been made in connection with the implementation of IFRS. See section Capital adequacy and counterparty risk exposures and Note 1 and 14.

Income statements

SEK (exclusive of the S-system)

	January-December 2007		January-December 2006
(Skr mn)	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Interest revenues	11,046.8	11,049.3	8,035.0	8,037.9
Interest expenses	-10,213.7	-10,214.2	-7,242.0	-7,242.3
Net interest revenues	833.1	835.1	793.0	795.6
Commissions earned	31.6	4.3	26.4	3.1
Commissions incurred	-19.1	-17.6	-26.7	-22.6
Net results of financial transactions (Note 2)	-24.3	-24.3	-7.9	-7.9
Other operating income	0.3	2.8	1.5	2.9
Operating income	821.6	800.3	786.3	771.1
Administrative expenses	-284.0	-265.5	-254.0	-242.3
Depreciations of non-financial assets	-30.2	-27.4	-30.4	-27.9
Other operating expenses	-0.5	0.2	-0.6	0.1
Operating profit	506.9	507.6	501.3	501.0

Changes in untaxed reserves	n.a.	0.3	n.a.	49.4

Taxes (Note 3)	-153.9	-153.3	-145.8	-158.8
Net profit for the year (after taxes)	353.0	354.6	355.5	391.6

Earnings per share, Skr (Note 4)	357		359

The above income statements do not include the S-system, the results of which are shown in Note 10.

Quarterly breakdown of income statements in summary

SEK (exclusive of the S-system)

Consolidated Group (Skr mn)	Oct-Dec 2007	July-Sep 2007	April-Jun 2007	Jan-March 2007	Oct-Dec 2006	July-Sep 2006	April-June 2006	Jan-March 2006
Net interest revenues	232.4	206.6	193.5	200.6	201.0	197.9	199.2	194.9
Net result of financial transactions	-1.9	-31.5	-18.9	28.0	-2.1	-2.6	-2.6	-0.6
Other operating revenues	11.2	6.3	7.4	7.0	9.8	7.0	6.4	4.7
Other operating expenses	-106.6	-75.2	-76.9	-75.1	-89.0	-69.7	-79.3	-73.7
Operating profit	135.1	106.2	105.1	160.5	119.7	132.6	123.7	125.3
Taxes	-49.8	-29.8	-29.1	-45.2	-36.3	-38.0	-34.1	-37.4
Net profit for the period (after tax)	85.3	76.4	76.0	115.3	83.4	94.6	89.6	87.9

Balance sheets

	December 31, 2007		December 31, 2006
(Skr mn)	Consolidated Group	Parent Company	Consolidated Group	Parent Company
ASSETS
Cash in hand	0.0	0.0	0.0	0.0
Treasuries/government bonds (Note 5, 6)	1,857.9	1,857.9	1,810.5	1,810.5
Other interest-bearing securities except credits (Note 5, 6)	147,850.8	147,850.8	117,985.0	117,985.0
Credits in the form of interest-bearing securities (Note 5, 6)	45,983.7	45,983.7	39,013.1	39,013.1
Credits to credit institutions (Note 5, 6, 8)	24,812.6	24,808.5	14,147.3	14,146.7
Credits to the public (Note 5, 6, 8)	48,702.0	48,702.0	42,021.1	42,021.1
Derivatives (Note 6, 7)	20,326.5	20,326.5	22,561.9	22,561.9
Shares in subsidiaries	n.a.	120.2	n.a.	118.6
Tangible and intangible assets	144.0	33.1	168.5	56.4
Other assets	2,289.7	2,376.4	3,300.4	3,383.1
Prepaid expenses and accrued revenues	5,292.0	5,288.5	4,207.3	4,206.4
Total assets (Note 6)	297,259.2	297,347.6	245,215.1	245,302.8

LIABILITIES, ALLOCATIONS AND EQUITY
Borrowing from credit institutions (Note 6)	2,064.1	2,074.1	3,245.6	3,255.6
Borrowing from the public (Note 6)	42.7	45.6	56.0	58.9
Senior securities issued (Note 6)	267,345.6	267,345.6	211,948.0	211,948.0
Derivatives (Note 6, 7)	13,175.4	13,175.4	15,600.6	15,600.6
Other liabilities	1,923.0	1,942.4	2,831.7	2,850.5
Accrued expenses and prepaid revenues	4,761.3	4,760.2	3,804.2	3,802.6
Allocations	410.7	53.4	373.7	16.6
Subordinated securities issued (Note 6)	3,039.9	3,039.9	3,104.6	3,104.6
Total liabilities and allocations	292,762.7	292,436.6	240,964.4	240,637.4

Untaxed reserves	n.a.	1,273.9	n.a.	1,274.2

Share capital	990.0	990.0	990.0	990.0
Reserves	948.4	29.5	1,055.1	136.7
Profit carried forward	2,205.1	2,263.0	1,850.1	1,872.9
Net profit for the period	353.0	354.6	355.5	391.6
Total equity (Note 9)	4,496.5	3,637.1	4,250.7	3,391.2
TOTAL LIABILITIES, ALLOCATIONS AND EQUITY	297,259.2	297,347.6	245,215.1	245,302.8

COLLATERAL PROVIDED
Collateral provided	None	None	None	None
Interest-bearing securities
Subject to lending	27.2	27.2	29.0	29.0

CONTINGENT LIABILITIES	None	None	None	None

COMMITMENTS
Committed undisbursed credits	22,454.2	22,454.2	21,888.5	21,888.5

Specification of change in equity

Consolidated Group (Skr mn)	January-December, 2007	January-December, 2006
Opening balance of equity	4,250.7	3,965.8
Dividend paid	—	—
Net profit for the period	353.0	355.5
Changes in fair value recognized directly in equity	-107.2	-70.6
Closing balance of equity (Note 9)	4,496.5	4,250.7

Note 9 shows the reconciliation between the opening and closing balance regarding the components of equity.

Statements of cash flows, summary

	January-December, 2007		January-December, 2006
(Skr mn)	Consolidated group	Parent Company	Consolidated group	Parent Company
Net cash used in(-)/provided by(+) operating activities	-48,015.7	-48,019.2	-32,051.7	-32,099.5
Net cash used in(-)/provided by(+) investing activities	-5.7	-5.7	-6.9	-5.9
Net cash used in(-)/provided by(+) financing activities	54,138.1	54,138.1	33,700.5	33,700.7
Cash and cash equivalents at end of period (Note 12)	6,116.7	6,113.2	1,641.9	1,595.3

Capital adequacy and counterparty risk exposures

Capital requirement

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel-II, Pillar 1 (i.e., the new regulation), as of December 31, 2007 was 17.1 percent before inclusion of effects related to the transitional rules (see below). Inclusive of effects related to the transitional rules — which limit the full effect of the decrease in capital required according to the new, more risk-sensitive, regulations compared with the older, less risk-sensitive, regulations — the capital adequacy ratio of SEK as a consolidated financial entity as of December 31, 2007 was 8.9 percent (13.8 percent as of December 31, 2006 according to the old regulations, Basel-I), of which the Tier-1-ratio was 6.5 percent (9.4 percent as of December 31, 2006, according to the old regulations, Basel-I).

Accordingly, the transitional rules negatively affected the capital adequacy ratio by 8.2 percentage points. For SEK, the legal, formal capital requirement will decrease continuously, since the new capital adequacy regulations better reflect the low risk in the credit portfolio. Full effect of the decreased capital requirement will not be reached until year 2010. SEK’s objective for capital strength is essentially higher than the authorities’ minimum capital requirement.

The main reason for the decline was that reclassification of asset-backed securities in the balance sheet has been made in connection with the implementation of IFRS. The reclassification lead to a substantial increase in the capital requirement in accordance with the older, less risk-sensitive, regulations.

For further information on capital adequacy, risks and the transition to Basel-II, see Note 14.

The adjusted capital adequacy ratios are calculated with inclusion in the capital base of SEK’s guarantee capital, amounting to Skr 600 million, in addition to the legal core-capital base. In the table below, the capital requirement according to the authorities’ regulations is expressed — with the intention of simplifying comparisons with previous reports — also as amounts corresponding to risk-weighted assets multiplied by the factor 12.5. For operational risk and market risk these amounts are derived, since the regulations for these types of risks directly determine capital requirements.

According to the law (2006:1372) on implementation of the new capital adequacy regulations, the capital base must during 2007 not be less than 95 percent of the capital requirement according to the older regulations (Basel-I). The Basel-I-based add-on is made due to this transitional rule.

Capital Requirement in Accordance with Pillar 1

	Consolidated Group				Parent Comapany
	December 31, 2007		December 31, 2006		December 31, 2007		December 31, 2006
(Skr mn)	Weighted Claims	Required Capital	Weighted Claims	Required Capital	Weighted Claims	Required Capital	Weighted Claims	Required Capital
Credit Risk Standardized Method	391	31	41,136	3,290	391	31	41,224	3,298
Credit Risk IRB Method	37,370	2,990	—	—	37,379	2,990	—	—
Trading Book Risks	3,743	299	9,108	729	3,743	299	9,108	729
Currency Exchange Risks	—	—	—	—	—	—	—	—
Operational Risk	1,512	121	—	—	1,497	120	—	—
Total Basel II	43,016	3,441			43,010	3,440

Basel-I Based Additional Requirement(1)	39,397	3,152			39,401	3,152
Total Basel II incl.Additional Requirement	82,413	6,593			82,411	6,592

Total Basel I	86,749	6,940	50,244	4,019	86,748	6,940	50,332	4,027

Basel-III

(1) The item “Basel-I Based Additional Requirement” is calculated in accordance with § 5 in “the law (2006:1372) on implementation of the new capital adequacy requirements (2006:1371)”.

Capital Base

		Consolidated Group		Parent Company
	(Skr mn)	December 31, 2007	December 31, 2006	December 31, 2007	December 31, 2006
	Primary Capital (Tier-1)	5,338	4,705	5,409	4,740
	Supplementary Capital (Tier-2)	2,003	2,239	1,993	2,235
Of which:	Upper Tier-2	1,544	1,787	1,534	1,783
	Lower Tier-2	459	452	459	452
	Total Capital Base(2)	7,341	6,944	7,402	6,975

	Adjusted Tier-1 Capital	5,938	5,305	6,009	5,340
	Adjusted Total Capital Base	7,941	7,544	8,002	7,575

(2) Total Capital Base, net after reductions including reduction for expected losses in accordance with IRB calculation. The Capital Base for December 31, 2007, include net profit for the period less expected dividend related to the said period.

Capital Adequacy Analysis (Pillar I)

		Consolidated Group			Parent Company
		December 31, 2007		December 31, 2006	December 31, 2007		December 31, 2006
		Excl. Basel-I based	Incl. Basel-I based		Excl. Basel-I based	Incl. Basel-I based
		add. requirement	add. requirement	(Basel-I)	add. requirement	add. requirement	(Basel-I)
	Total Capital Adequacy	17.1%	8.9%	13.8%	17.2%	9.0%	13.9%
	Of which: Rel. to Tier-1	12.4%	6.5%	9.4%	12.6%	6.6%	9.4%
	Rel till supplkap.	4.7%	2.4%	4.4%	4.6%	2.4%	4.5%
Of which:	Upper Tier-2	3.6%	1.8%	3.5%	3.6%	1.8%	3.6%
	Lower Tier-2	1.1%	0.6%	0.9%	1.0%	0.6%	0.9%
	Adjusted Total	18.5%	9.6%	15.0%	18.6%	9.7%	15.1%
	Of which: Adjusted Tier-1	13.8%	7.2%	10.6%	14.0%	7.3%	10.6%

	Capital Adequacy Quota(3)	2.13	1.11	1.73	2.15	1.12	1.73

(3) Capital Adequacy Quota = Total Capital Base/Total Required Capital.

Counterparty Risk Exposures

Consolidated Group and Parent Company:

	Total				Credits & Interest-bearing securites				Derivatives, Undisbursed credits, etc.
(Skr billion)	Dec 31, 2007		Dec 31, 2006		Dec 31, 2007		Dec 31, 2006		Dec 31, 2007		Dec 31, 2006
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
States	58.6	19	43.9	19	43.6	16	36.3	17	15.0	51	7.6	34
Municipalities	20.5	7	19.1	8	15.2	6	16.7	8	5.2	18	2.4	11
Mortgage institutions	9.6	3	7.3	3	9.6	4	7.3	3	—	—	—	—
Banks	113.4	39	90.7	38	108.0	40	84.8	39	5.4	18	5.9	26
Other credit institutions	71.3	24	62.4	26	69.2	25	57.8	27	2.1	7	4.6	21
Corporations	25.0	8	14.2	6	23.1	9	12.3	6	1.8	6	1.9	8
Total	298.4	100	237.6	100	268.7	100	215.2	100	29.5	100	22.4	100

The table shows a breakdown, by counterparty category, of SEK’s total counterparty risk exposure related to credits, interest-bearing securities and off-balance sheet items.

Notes

All amounts are in Skr million, unless otherwise indicated. All figures concerns the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles

                The accounting principles described in SEK’s annual report for the year 2006 have been applied unchanged with the following material exceptions.

                From January 1, 2007, SEK is applying International Financial Reporting Standards (IFRS) endorsed by International Accounting Standard Board (IASB) and approved by EU in its consolidated accounts and IFRS modified by Swedish law in accordance with regulations by the Swedish Financial Supervisory Authorities (FFFS 2006:16) in the parent company accounts. SEK has applied IAS 34, Interim Financial Reporting, in this report. There are at present no material differences between the application of IFRS in the consolidated group and the application of IFRS modified by Swedish law in the parent company. The financial year 2006 constitutes the comparative year, and therefore, the opening balance for IFRS has been established as of January 1, 2006.

                The accounting rules for financial instruments that are contained in IAS 39, IAS 32 and IFRS 7 are the areas where there are most material differences in accounting principles compared to previous accounting policies (Swedish GAAP). For previous accounting policies with regard to financial instruments se Notes 1(g), 1(j), 1(p), and 1(q) in annual report for the year 2006. For new accounting policies according to IFRS, see below.

                Financial assets can be categorized mainly in four categories for valuation: financial assets at fair value through profit or loss; available-for-sale financial assets; loans and receivables; and held-to-maturity investments. There are only two categories available for financial liabilities: financial liabilities at fair value through profit or loss; and other financial liabilities. Derivatives are always classified as financial assets or liabilities at fair value through profit or loss. In the cases where SEK decides to categorize a financial asset or liability at fair value through profit or loss the purpose is always to avoid the mismatch that would otherwise arise in the income statement with the result that the derivatives which economically hedges the risks in these instruments is valued at fair value through profit or loss. Book values for financial instruments in the above described valuation categories can be found in Note 6.

                With regard to financial assets, the category loans and receivables constitute a main category for SEK. This category is used not only for loans originated by SEK but also for securities acquired by SEK that are not quoted on an active market. However, securities quoted on an active market cannot be classified in the category loans and receivables. Therefore, a number of securities, deemed to be quoted on an active market, are classified as available-for-sale securities. Furthermore, a large part of financial assets that under previous accounting policies have been classified as held-for-trading will remain under a comparable classification in the category financial assets at fair value through profit or loss. However, certain financial assets that under previous accounting policies were classified as held-for-trading are in the opening balance under IFRS classified mainly as loans and receivables due to a change in the intention of the investments. Reclassification of assets in the trading portfolio is possible under IFRS only at one occasion, and that is when establishing the opening balance in accordance with IFRS. (See also below in the section Effects on capital adequacy of amended classification of certain assets.)

                Transactions in the category loans and receivables are measured at amortized costs. In the case were one or more derivatives is hedging currency and/or interest rate exposures, fair value hedge accounting is applied. Furthermore, for certain transactions classified as loans and receivables cash flow hedge accounting is applied. Assets that are classified as available-for-sale securities are carried at fair value, with changes in fair value recognized directly in equity. In the case where one or more derivatives are hedging currency and/or interest rate exposures, fair value hedge accounting is applied. However, in the case where one or more derivatives are hedging currency, interest rate and/or credit exposures such transactions are sometimes classified irrevocably as financial assets at fair value through profit or loss. No financial transactions have been classified as held-to-maturity investments.

                A major part of senior securities issued is classified as financial liabilities at fair value through profit or loss. Another large part of senior securities issued is classified as other financial liabilities. In the category other financial liabilities transactions are measured at amortized costs. In the case where one or more derivatives is hedging currency, interest rate, and/or other exposures, fair value hedge accounting is applied. Subordinated debt is classified as other financial liabilities and is mainly subject to fair value hedge accounting. When applying fair value hedge accounting on perpetual subordinated debt, hedging of the subordinated debt is made for the time period which corresponds to the time to maturity of the derivative.

                In accordance with IAS 39 all derivatives must be measured at fair value. In order to give a true and fair view of its active and extensive risk management operation SEK finds it necessary to use the possibilities given in IAS 39 to account for economic hedging activities. With regard to accounting for economic hedges according to IAS 39, one of the two main alternatives available to SEK is to apply hedge accounting. With regard to hedging of financial exposures in financial transactions either fair value hedge accounting or cash flow hedge accounting can be applied. Fair value hedge accounting can be applied on transactions where a derivative is hedging a fixed interest rate risk arising from a hedged asset or liability. The same derivative or another derivative can also be hedging foreign exchange risk or credit risk. When applying fair value hedge accounting the amortized cost value of the underlying hedged item will be remeasured to reflect the change in fair value attributable to the exposures that have been hedged. The other alternative (besides hedge accounting) is to designate fixed interest rate assets and liabilities which are hedged by derivatives irrevocably at initial recognition as instruments at fair value through profit or loss. One main difference between those two alternatives is that the latter includes valuing of the hedged item to its full fair value, while when applying fair value hedge accounting the underlying asset or liability which is hedged is valued at fair value through profit or loss only with regard to the components which the derivative is hedging. In some instances, cash flow hedge accounting will be applicable in SEK’s accounting. When applying cash flow hedge accounting, both hedged and hedging items are measured at amortized costs through profit or loss while fair value changes in the derivative are taken directly to equity.

                When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded in the income statement they are reported as one component of net results of financial transactions. When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded directly in equity the accumulated changes are reported as one component of reserves.

                SEK from time to time reacquires its debt instruments. The nominal value of reacquired debt is deducted from the corresponding liability on the balance sheet. No amortization of premium or discount or other components (remuneration for interest rate differentials, etc.) is made in net interest earnings. Realized gains when reacquiring own debt instruments is accounted for on the business day in the income statement as one component of net results of financial transactions.

                In accordance with IFRS equity consists of the following items: share capital; reserves; profit carried forward; and net profit for the period. Reserves consist of the following items: legal reserve; after-tax portion of untaxed reserves; and fair value reserve (including for SEK reserve for fair value changes on available-for-sale assets and reserve for fair value changes on derivatives in cash flow hedges). In accordance with IFRS, equity is not categorized into non-distributable and distributable capital.

Effects on capital adequacy of amended classification of certain assets

                SEK has, in the opening balance under IFRS, classified certain financial assets that under previous accounting policies were classified as held-for-trading mainly as loans and receivables. Besides the accounting consequences, the classification will result in a change in capital adequacy requirements for these assets. See further section Capital Adequacy and Counterparty Risk Exposures.

Note 2. Net results of financial transactions

	Jan–Dec, 2007	Jan–Dec, 2006
Net results of financial transactions were related to:	-38.4	4.0
Realized and unrealized results related to held-for-trading securities	-0.7	-0.2
Currency exchange effects
Total net results of financial transactions before results of repurchased debt, etc., and certain fair value changes	-39.1	3.8
Realized results of repurchased debt, etc.	41.5	25.1
Total net results of financial transactions after results of repurchased debt, etc., but before certain fair value changes	2.4	28.9
Changes in fair value related to financial assets except held-for-trading securities, financial liabilities and related derivatives	-26.7	-36.8
Total net results of financial transactions	-24.3	-7.9

Note 3.Taxes

Reported amounts of taxes for the twelve-month period ended December 31 represent actual profit after appropriation, with the addition of certain tax costs related to the holding of untaxed reserves.

Note 4. Earnings per share

Earnings per share: Net profit for the period divided by the number of shares.

Note 5. Credits and liquidity

SEK considers that credits in the form of interest-bearing securities is a part of SEK’s total credits. On the other hand, deposits with banks and states, nostro and repos are not a part of total credits, although they are included in the items credits to credit institutions and credits to the public.Thus,  SEK’s total credits and liquidity are calculated as follows:

Credits:	December 31, 2007	December 31, 2006
Credits in the form of interest-bearing securities	45,983.7	39,013.1
Credits to credit institutions	24,812.6	14,147.3
Credits to the public	48,702.0	42,021.1
Less:
Deposits, nostro and repos	-10,211.5	-4,094.8
Total credits	109,286.8	91,086.7

Liquidity:	December 31, 2007	December 31, 2006
Treasuries/Government bonds	1,857.9	1,810.5
Other interest-bearing securities except credits	147,850.8	117,985.0
Deposits, nostro and repos	10,211.5	4,094.8
Total liquidity	159,920.2	123,890.3

Note 6. Classification of financial assets and liabilities

Financial assets by accounting category:

	December 31, 2007
	Total	Assets at fair value	Available- for sale (1)	Loans and receivables (2)
Treasuries/government bonds	1,857.9	1,430.4		427.5
Other interest-bearing securities except credits	147,850.7	22,301.2	8,038.3	117,511.2
Credits in the form of interest-bearing securities	45,983.8	3,006.3	2,727.5	40,250.0
Credits to credit institutions	24,812.6			24,812.6
Credits to the public	48,702.0			48,702.0
Derivatives	20,326.5	20,326.5
Total financial assets	289,533.5	47,064.4	10,765.8	231,703.3

(1) Of assets available-for-sale approximately 26% are subject to fair value hedge accounting.

(2) Of loans and receivables approximately 10% are subject to fair value hedge accounting and 2% are subject to cash flow hedge accounting.

Financial liabilities by accounting category:

	December 31, 2007
	Total	Liabilities at fair value	Other financial liabilities (3)
Borrowing from credit institutions	2,064.1		2,064.1
Borrowing from the public	42.7		42.7
Senior securities issued	267,345.6	118,502.9	148,842.7
Derivatives	13,175.4	13,175.4
Subordinated securities issued	3,039.9		3,039.9
Total financial liabilities	285,667.7	131,678.3	153,989.4

(3) Of other financial liabilities approximately 71% are subject to fair value hedge accounting.

Financial assets by accounting category:

	December 31, 2006
	Total	Assets at fair value	Available- for-sale (4)	Loans and receivables (5)
Treasuries/government bonds	1,810.5	1,381.7		428.8
Other interest-bearing securities except credits	117,985.0	18,755.5	8,037.1	91,192.4
Credits in the form of interest-bearing securities	39,013.1	2,214.9	3,126.6	33,671.6
Credits to credit institutions	14,147.3			14,147.3
Credits to the public	42,021.1			42,021.1
Derivatives	22,561.9	22,561.9
Total financial assets	237,538.9	44,914.0	11,163.7	181,461.2

(4) Of assets available-for-sale approximately 30% are subject to fair value hedge accounting.

(5) Of loans and receivables approximately 12% are subject to fair value hedge accounting and 2% are subject to cash flow hedge accounting.

Financial liabilities by accounting category:

	December 31, 2006
	Total	Liabilities at fair value	Other financial liabilities (6)
Borrowing from credit institutions	3,245.6		3,245.6
Borrowing from the public	56.0		56.0
Senior securities issued	211,948.0	102,361.6	109,586.4
Derivatives	15,600.6	15,600.6
Subordinated securities issued	3,104.6		3,104.6
Total financial liabilities	233,954.8	117,962.2	115,992.6

(6) Of other financial liabilities approximately 72% are subject to fair value hedge accounting.

The amount of total assets as of December 31, 2007, Skr 297.3 billion, was approximately Skr 2.1 billion higher than it would have been if the currency exchange rates as of December 31, 2006, had been unchanged. During the twelwe-month period repayments of long-term debt, including foreign exchange effects, have been made with approximately Skr 65.7 billion, and net increase of own debt reurchased amounted to approximately Skr 0.1 billion.

Note 7. Derivatives

	December 31, 2007			December 31, 2006
Derivate instruments by categories:	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Currency related contracts	5,847.2	5,289.5	238,221.5	12,851.6	9,677.0	162,811.1
Interest rate related contracts	9,607.5	3,077.9	211,850.3	5,298.3	3,127.6	159,677.0
Equity related contracts	4,574.6	4,011.9	45,901.3	4,412.0	1,593.9	51,712.3
Contracts rel. to commodities, credit risk, etc.,	297.2	796.1	36,807.7	—	1,202.1	6,013.0
Total derivatives	20,326.5	13,175.4	532,780.7	22,561.9	15,600.6	380,213.4

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and SEK is a party to, different kinds of derivative instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc.). From January 1, 2007, these contracts are carried at fair value in the balance sheet on a contract-by-contract basis.

                SEK uses derivative contracts, free-standing and embedded, whose fair values in certain cases are difficult to establish exactly. Those contracts do not have any directly observable market quotations and, therefore, the values have to be derived from internal calcualtions based on complex models. All such contracts are part of exactly matched hedge relationships, implying that the uncertainty that exists about the value of one individual balance sheet item (asset or liability) always is exactly mirrored of an offsetting balance sheet item (liability or asset) with identical value, however with an opposite sign. Due to this, the value of certain balance sheet items, primarily the items derivatives (assets or liabilities) and senior securities issued, which effectively hedge each other, to some extent is uncertain. However, it should be noted that there is no such uncertainty with regard to the value of net assets.

                The nominal amounts of derivative instruments do not reflect real exposures. In the case where a collateral agreement has been negotiated with the counterpart, the threshold amount under the collateral agreement represents real exposures. In the case where no collateral agreement has been negotiated with the counterpart, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements. See table Counterparty Risk Exposures for amounts of risk exposures related to derivatives, etc.

Note 8. Past-due credits

In accordance with the Swedish Financial Supervisory Authority’s regulations, the Company reports credits with a principal or interest that is more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 5.6 million (y-e: 1.0). The principal amount not past due on such credits was Skr 23.1 million (y-e: 2.9).

Note 9. Change in equity

	January-December, 2007
				Reserves:
	Equity kapital	Share- capital (1)	Legal reserve	After-tax portion of untaxed reserves	Fair value reserve	Profit carried forward	Net profit for the period
Opening balance of equity	4,250.7	990.0	198.0	918.3	-61.3	2,205.7
Dividend

Net result for the period	353.0						353.0
Changes in fair value recognized directly in equity:
for available-for-sale securities	-64.3				-64.3
for derivatives in cash flow hedge	-42.9				-42.9
Changes in after-tax share of untaxed reserves				0.6		-0.6
Closing balance of equity	4,496.5	990.0	198.0	918.9	-168.5	2,205.1	353.0

	January-December, 2006
				Reserves:
	Equity kapital	Share- capital (1)	Legal reserve	After-tax portion of untaxed reserves	Fair value reserve	Profit carried forward	Net profit for the period
Opening balance equity	3,965.8	990.0	198.0	953.5	9.3	1,815.0
Dividend

Net result for the period	355.5						355.5
Changes in fair value recognized directly in equity:
for available-for-sale securities	6.9				6.9
for derivatives in cash flow hedges	-77.5				-77.5
Changes in after-tax share of untaxed reserves	0.0			-35.2		35.2
Closing balance of equity	4,250.7	990.0	198.0	918.3	-61.3	1,850.2	355.5

(1) 640 000 A-shares and 350 000 B-shares at a quote value amount of Skr 1 000 each.

Note 10. S-system

Pursuant to an agreement between SEK and the Swedish state, SEK has specific conditions for granting credits in the S-system. See Note 1(b) and 1(c) in the 2006 Annual Report. The remuneration from the S-system to SEK in accordance with the agreement, Skr 29.8 million (25.4), is shown as a part of operating income in the income statements for SEK exclusive of the S-system. The assets and liabilities of the S-system are included in SEK’s balance sheets.

Income statements for the S-system:

	Jan-Dec, 2007	Jan-Dec, 2006
Operating income	-13.1	-12.4
Remuneration to SEK	-29.8	-25.4
Reimbursement from the State	42.9	37.8
Net	0.0	0.0

Balance sheets for the S-system (included in SEK’s balance sheets):

	December 31, 2007	December 31, 2006
Credits	8,831.3	9,131.7
Derivatives	17.3	92.5
Other assets	233.8	171.5
Total assets	9,082.4	9,395.7

Liabilities	9,023.6	9,307.8
Derivatives	58.8	87.9
Equity	—	—
Total liabilities and equity	9,082.4	9,395.7

Note 11. Segment Reporting

In accordance with the definition in IAS 14 SEK has the following business segments: granting of credits; advisory services; and capital market products. Advisory services and capital market products is similar with respect to risks and returns. Segment revenues other than granting of credits represent less than 10 percent of the total revenues, and therefore segment revenues are not separetely disclosed.

Note 12. Definitions of the financial highlights

(1)

Core Earnings, i.e. profit exclusive of fair value changes according to IFRS and exclusive of effects related to changes of untaxed reserves and tax. Fair value changes according to IFRS relate to fair value changes to financial assets except held-for-trading securities, financial liabilities and, to derivatives related to these assets. (See Note 2.)

(2)

Return on equity, i.e. operating profit, before and after taxes, respectively, in the latter case reduced by 28 percent standard tax, expressed as a percentage of the opening balance of equity. When calculating return on equity based on Core Earnings, excluded from the opening balance of equity are reserves related to assets which can be sold and reserves for Cash Flow Hedge Accounting.

(3)	Operating profit (IFRS), i.e. profit inclusive of fair value changes according to IFRS but exclusive of effects related to changes of untaxed reserves and tax.
(4)	Translated at the December 31, 2007, exchange rate of Skr 6.4675 per USD. New borrowings are translated at current exchange rates.
(5)

Capital Adequacy Ratio, i.e. capital base expressed as a precentage of risk-weighted claims in accordance with Pillar I under Basel II excluding adjustment during the transitional period 2007-2009 regarding required minimum capital. Please see “Capital adequacy and counterparty risk exposures” in this interim report to receive a complete description of calculation of required minimum capital during the transitional period. The adjusted capital adequacy ratio has been calculated with inclusion in the Tier-1 capital base of guarantee capital from SEK’s shareholder amounting to Skr 600 million (though such inclusion is not regulatory approved) expressed as a precentage of risk weighted claims.

(6)

Capital Adequacy Ratio, i.e. capital base expressed as a precentage of risk-weighted claims in accordance with Pillar I under Basel II calculated in accordance with 5 § in the law (2006:1372) on implemetation of the law on capital adequacy and large exposures (2006:1371).

(7)

Capital Adequacy Ratio, i.e. capital base expressed as a precentage of risk-weighted claims in accordance with Basel I. The adjusted capital adequacy ratio has been calculated with inclusion in the Tier-1 capital base of guarantee capital from SEK’s shareholder amounting to Skr 600 million (though such inclusion is not approved for regulatory purposes) expressed as a precentage of risk weighted claims.

(8)	Cash and cash equivalents represents short term, liquid instruments wich immediately can be converted into cash and where the amount is known in advance.

The definitions of other Financial Highlights are included in 2006 Annual Report, Note 32.

Note 13. Effects from implementing IFRS

The application of IFRS from January 1, 2007, has the following material effects on the comparison figures for income statements, balance sheets and equity (all figures refer to the consolidated group):

Income statements (Skr mn)	Jan-Dec, 2006
Net interest revenues according to previous regulations	-797.8
Remuneration from the S-system (previously shown separately)	25.4
Elimination of balanced items regarding repurchased dept etc	-30.2
Net interest revenues according to IFRS	793.0

Net results of financial transactions according to previous regulations	3.8
Realized results of repurchased debt etc	25.1
Fair value changes of financial assets except held-for-trading, financial liabilities and derivatives	-36.8
Net results of financial transactions according to IFRS	-7.9

Operating profit according to previous regulations	543.2
Adjustment	-41.9
Operating profit according to IFRS	501.3

Taxes on operating profit according to previous regulations	-157.6
Adjustment	11.8
Taxes on operating profit according IFRS	-145.8

Net profit according to previous regulations	385.6
Adjustment	-30.1
Net profit according to IFRS	355.5

	January 1, 2007			January 1, 2006
Balance sheets (Skr billion)	Previous regulations	Adjustment	IFRS	Previous regulations	Adjustment	IFRS
Total assets	229.2	16.0	245.2	207.5	3.8	211.3
of which credits	56.1	0.1	56.2	43.4	0.2	43.6
of which interest-bearing securities	158.4	0.6	159.0	149.4	0.9	150.3
of which derivatives	6.8	15.6	22.4	7.5	2.7	10.2
of which other	7.9	-0.3	7.6	7.2	0.0	7.2

Total liabilities	225.1	15.9	241.0	203.8	3.5	207.3
of which senior securities issued	203.4	8.6	212.0	187.8	-7.4	180.4
of which subordinated securities	2.9	0.2	3.1	3.3	0.4	3.7
of which derivatives	8.4	7.0	15.4	5.8	10.5	16.3
of which other	10.4	0.1	10.5	6.9	0.0	6.9

Equity (Skr mn)	January 1, 2007	January 1, 2006
Equity in accordance with previous regulations	4,124.3	3,738.7

Adjustments at transition to IFRS:
Effects of changes in fair values	60.5	157.6
Elimination of accruals of repurchased debt, etc.	100.7	89.5
Other adjustments	-34.8	-20.0
Total adjustments in equity at transition to IFRS	126.4	227.1

Equity in accordance with IFRS	4,250.7	3,965.8

Note 14. Capital adequacy

As of February 1, 2007, new capital adequacy regulations, Basel-II, were implemented in Sweden. The regulations are based on the so called Basel framework which have been implemented throughout the entire EU.

According to the new regulations, the capital requirement will, to a higher degree than previously, be related to the risks. One of the novelties is that the minimum capital requirement for credit risks now, provided permission from the Swedish Financial Supervisory Authority, may be based on the company’s internal risk measures (the “IRB-method”). Another essential novelty is the additional capital requirement for operational risk, in addition to the capital requirement for credit risks and market risks. The transition to regulations that to a higher degree than previously are based on real risk, may imply large changes in the minimum capital requirement. As from 2007 the capital requirement shall be determined, primarily, based on the new, more risk sensitive, regulations. The legislator has, however, chosen not to immediately allow the full effect of the new regulations in those cases when they would result in a lower capital requirement than a continuously reduced capital requirement calculated on the basis of the old rules. Therefore, during the transitional period 2007 - 2009, SEK must make parallel calculations of its capital requirement based on the old, less risk sensitive, rules. In case the capital requirement calculated under the old rules — however, reduced to 95 percent in 2007, 90 percent in 2008, and 80 percent in 2009, respectively — exceeds the capital requirement based on the new rules, the capital requirement based on the old rules shall constitute the minimum capital requirement during the transitional period. For companies, whose capital requirement should decrease if only the new rules were applied, the full effect of the new rules is accordingly not allowed during the transitional period. This can be stated as an asymmetric implementation of the new rules, which discriminates against companies whose risks are lower than what was appreciated by the old regulations. SEK is such a company whose risks are lower than what was appreciated by the old regulations.

Capital requirement and capital base

In conjunction with the transition to IFRS and a related analysis of different types of assets, SEK has determined to reclassify a group of securitized assets. In summary, the reclassification has resulted in a move of the said assets from the trading book to, what is called, the banking book. The current assets are of the type Asset-Backed Securities (ABS) and are all of highest creditworthiness. In addition to the accounting implications, the reclassification results in a significant increase in the capital adequacy requirement for these assets according to Basel-I and a significant reduction in the capital adequacy requirement for these assets according to Basel-II. Under the new capital adequacy regulations, these assets will have a riskweight of approximately 7 percent, which is in line with SEK’s internal assessment of the real credit risk. Under the old, less risk-sensitive, regulations, these assets are risk-weighted by varying weights between 50 percent and 100 percent in the banking book or, if they would have continued to be classified as trading book assets, approximately 20 percent.

Accordingly, the reclassification results in a material increase in the capital requirement under the old, less risk-sensitive, regulations. Consequently, due to the transitional rules, the decrease in the capital requirement under the new, more risk-sensitive, regulations will not be effective in the short run. Contrary, the aggregate capital requirement under the new regulations will, when taking into account the transitional rules, increase. However, SEK continues to have a god margin above the minimum capital requirement.

The capital adequacy ratio of SEK as a consolidated financial entity, cal culate according to Basel-II, Pillar 1 (i.e., the new regulation), as of December 31, 2007 was 17.1 percent before inclusion of effects related to the transitional rules. Inclusive of effects related to the transitional rules — which limit the full effect of the decrease in capital required according to the new, more risk-sensitive, regulations compared with the older, less risk-sensitive, regulations — the capital adequacy ratio of SEK as a consolidated financial entity as of December 31, 2007 was 8.9 percent (13.8 percent as of December 31, 2006), of which the Tier-1-ratio was 6.5 percent (9.4 percent as of December 31, 2006, according to the old regulations, Basel-I). Accordingly, the transitional rules negatively affected the capital adequacy ratio by 8.2 percentage points. For SEK, the legal capital requirement will decrease continuously, since the new capital adequacy regulations better reflect the low risk in the credit portfolio. Full effect of the decreased capital requirement will not be reached until year 2010 when the transitional rules expire. SEK’s objective for capital strength is essentially higher than the authorities’ minimum capital requirement. In addition to the minimum capital requirement, the companies (subject to capital adequacy regulations) must also undertake internal capital assessments under Pillar 2. The internal capital assessment shall, among other things, take into account risks that are not included in Pillar 1, such as the capital requirement for strategic risk and the rating agencies’ views on the capital need of the company.

Both the core capital and the total capital base decrease under the new regulations. This is due mainly to deductions in the capital base for an amount regarding expected losses. Such expected losses do not represent real, individually anticipated losses, but reflect a technically calculated amount. These losses are calculated according to law and regulations, based on information from SEK’s internal risk classification system. For SEK, as of December 31, 2007, such technically calculated amount was Skr 62 million. Half such amount reduces the core capital, and half reduces the supplementary capital. The calculations are characterized by prudence, such that risks are overestimated rather than underestimated. In addition there are safety-margins built into the risk classification system. This implies that the amount deducted from the capital base exceeds the amount of losses that SEK anticipates on an individual counterparty basis and, accordingly, also the loss reserves.

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB-method. There are two different IRB-approaches. SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (“PD, Probability of Default”) of its counterparties, while the remaining parameters are established by the Swedish Financial Supervisory Authority. Under the Advanced Approach, the company also determines loss given default (“LgD”) and exposure at default (“EaD”).

Operational risks

        The new regulations provide opportunities for the companies to use different methods for calculation of capital requirement for operational risks. For calculations of this capital requirement there are available the Basic Indicator Approach, which can be used without any permit from the Swedish Financial Supervisory Authority, and the more advanced methods — the Standardized Approach and Advanced Measurements Approaches — which require specific permits from the Swedish Financial Supervisory Authority. SEK calculates the capital requirement for operational risks according to the Basic Indicator Approach. The capital requirement for operational risk under the Basic Indicator Approach equals 15 percent of a revenue indicator. The revenue indicator represents an average of the operational revenues during the last three years. The operational revenues are calculated as the sum of the following items: interest and leasing revenues, interest and leasing expenses, dividends received, commissions earned, commissions incurred net results of financial transactions, and other operational revenues.

Market risks

For market risks, the capital required equals the aggregate of the capital requirement for counterparty credit risks in the trading book, for settlement risks, for positions in the trading book, and for currency exchange risks in the entire operation. The capital requirement for each respective risk type is calculated separately according to the Swedish Financial Supervisory Authority’s regulations.

Auditor review report

The press release provides a fair overview of the Parent Company’s and the Group’s operations, their financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Group.

Stockholm, February 15, 2008

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

Ulf Berg Chairman of the Board	Christina Liffner Vice Chairman of the Board	Karin Apelman Member of the Board

Pirkko Juntti Member of the Board	Helena Levander Member of the Board	Bo Netz Member of the Board

Jan Roxendal Member of the Board	Harald Sandberg Member of the Board	Risto Silander Member of the Board

Peter Yngwe President

Auditor Review Report

To the Board of Directors in Swedish Export Credit Corporation (publ) Corp Id No 556084-0315

Introduction

I have reviewed this press release for the year ended December 31, 2007. The Board of Directors and the President are responsible for the preparation and presentation of this press release in accordance with IAS 34 Interim Reports and the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies. My responsibility is to express a conclusion on this press release, based on my review.

Scope of review

I conducted this review in accordance with the Swedish Standard of Review Engagements SÖG 2410 Review of Interim Financial Information performed by the Independent auditor of the company issued by FAR SRS. A review consists of making inquiries primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Auditing Standard in Sweden (RS) and other generally accepted auditing practices. Consequently the procedures undertaken in a review do not enable me to obtain assurance that I would become aware of all significant matters that might be identified in an audit. Accordingly, I do not express an audit opinion.

Conclusions

Based on my review, nothing has come to my attention that causes me to believe that this press release is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies.

Stockholm, February 15, 2008

Per Bergman

Authorized Public Accountant

Dividend

The Board of Directors has resolved to propose to the Annual General Meeting that no dividend should be paid.

Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held on April 23, 2008.

Annual Report

The Company’s Annual Report will be available at SEK’s web-site www.sek.se in March 2008.

AB SVENSK EXPORTKREDIT/

SWEDISH EXPORT CREDIT CORPORATION (PUBL)

Västra Trädgårdsgatan 11B, P.O. Box 16368, SE-103 27 Stockholm

Telephone: +46 (0)8-613 83 00, Fax: +46 (0)8-20 38 94

E-mail: info@sek.se, Swift address: SEKXSESS, www.sek.se

SEK — Representative Office in Finland

Eteläesplanadi 24 A, 5th floor, Helsinki, Finland

Telephone: +358 400 601 553, Fax: +358 934 876 086

E-mail: info.finland@sek.se, www.sek.se

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 15, 2008

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President